Exhibit 3.1

BLACK HILLS CORPORATION

AMENDMENT TO AMENDED AND RESTATED BYLAWS

Section 3 of Article II of the Amended and Restated Bylaws of Black Hills Corporation, dated as of April 24, 2023 (the “Bylaws”) is hereby deleted in its entirety and replaced with the following:

Section 3. Qualifications of Directors. Restrictions and qualifications for Directors may be fixed from time to time in the Corporate Governance Guidelines of the Board of Directors or by resolution of the Board of Directors.

The following is hereby inserted at the end of the Bylaws as a new Article X:

ARTICLE X

EXCLUSIVE FORUM

Section 1. Exclusive Forum. (a) Unless the Company consents in writing to the selection of an alternative forum, the state or federal courts in Pennington County, South Dakota shall be the sole and exclusive forums for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the South Dakota Business Corporation Act, the Articles of Incorporation, or these Bylaws (as any may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the state or federal courts in Pennington County, South Dakota dismiss any such action for lack of subject matter jurisdiction, such action may be brought in another state court of the State of South Dakota. (b) Further, unless the Company consents in writing to the selection of an alternative forum, the United States District Courts shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Section 2. Foreign Actions. If any action the subject matter of which is within the scope of Section 1(a) of this Article Ten is filed in a court other than a state or federal court in the Pennington County, South Dakota (a “Foreign Action”) by any shareholder, such shareholder shall be deemed to have consented to: (a) the personal jurisdiction of any and all state or federal courts in the State of South Dakota in connection with any action brought in any such court to enforce this Article X; and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Section 3. Severability. If any provision of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

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